MSH Enterprises Corp.

Profit and Loss

January 1-December 31, 2025

	TOTAL
Income	
Sales	320,591.83
Services	20,491.22
Total for Income	**$341,083.05**
Cost of Goods Sold	
Cost of goods sold	5,813.00
Food Purchases	717.16
product	-108.00
Shipping	57.56
Supplies and Materials (COGS)	119,208.64
Total for Cost of Goods Sold	**$125,688.36**
Gross Profit	**$215,394.69**
Expenses	
Ask My Accountant	51,361.47
Bank fees & service charges	322.50
Business licenses	185.00
Contract labor	57,666.86
Insurance	2,219.93
Interest paid	15,288.54
Legal & accounting services	15,080.88
Marketing and Advertisement	69,104.23
Meals	3,556.20
Memberships & subscriptions	1,189.00
Office expenses	4,303.34
Paid Commissions	905.10
Payroll expenses	18,294.16
QuickBooks Payments Fees	1,912.22
Rent	12,691.97
Taxes and Licenses	5,029.97
Travel	16,277.27
Utilities	6,796.76
Total for Expenses	**$282,185.40**
Net Operating Income	**-$66,790.71**
Other Expenses	
Reconciliation Discrepancies	5,000.00
Vehicle expenses	1,959.48
Total for Other Expenses	**$6,959.48**
Net Other Income	**-$6,959.48**
Net Income	**-$73,750.19**